ESCONDIDA SULPHIDE LEACH PROJECT



APRIL 2004

BACKGROUND

Since the start of mining operations, Escondida has been segregating and stockpiling run-of-mine (ROM) low-grade copper sulphide ore. In the absence of an economic technology to process this material it was mined as waste. Since the mid 1990s, Escondida and, in particular, BHP Billiton has been developing technology to process low-grade sulphide ores through bacterially assisted leaching to produce copper cathode. The development of this technology would allow Escondida to unlock additional economic value through processing the low-grade sulphide ore.

GENERAL DESCRIPTION

The Escondida Sulphide Leach Project (SLP) has been designed to initially produce 180,000 tonnes-per-annum (tpa) of high quality copper cathode through a process of bacterially assisted leaching of low-grade ROM sulphide and oxide ore. The sulphide ore will be sourced from the existing Escondida pit and oxide and sulphide ore will be sourced from the Escondida Norte pit when it is under operation. Copper production will rise to a maximum of 250,000 tpa as the sulphide leach solutions progressively take up the future spare capacity on the existing Escondida Oxide Plant when current oxide ores are depleted and those operations begin to ramp down.

Low-grade sulphide material to be produced during the life of the Escondida and Escondida Norte pits is currently planned for stockpiling. This material is extracted as waste under the current mining operations. The new, combined sulphide leach ore reserve generated from this material and to be mined from both the Escondida and Escondida Norte pits is estimated at a total of 1.134 billion tonnes at an average copper grade of 0.52%, contained within a copper cut-off grade range of 0.3 to 0.7%. These ore reserves are sub-divided into 249 million tonnes at 0.52% copper of proved reserve and 884 million tonnes at 0.52% copper of probable reserve. In addition to this low-grade sulphide ore, which will now be treated by the Sulphide Leach Project, Escondida Norte has an estimated probable reserve of 117 million tonnes of oxide ore at an average soluble copper grade 0.77%, above a soluble copper cut-off grade of 0.2%, which also can be processed by the new sulphide leach operation.

Upon construction, the low-grade ore feed will be dumped onto an engineered pad located to the northeast of the Escondida pit and to the southeast of the future Escondida Norte pit. The existing Escondida stockpile of 100 million tonnes of low-grade sulphide material will now be rehandled and placed onto the leach pad as required by the production plan during the project life. In contrast to other dump leach operations, this leach pad will be sealed at its base and leaching will be managed using air injection to control sulphide oxidation.

Metallurgical testwork carried out to date has included a 300,000 tonne test dump and associated solvent-extraction (SX) and electro-winning (EW) operations. The results of the testwork have indicated that an overall copper recovery of 36% is achievable. Experimentation with the temperature at which leaching occurs has shown that copper recovery increases with increasing temperature. There is potential for increased copper recovery if the temperature in the dumps rises above a critical threshold of 45°C.



Mine Pits
Acid Leach Solutions
Ore from
Mine & Stockpiles
Pregnant Leach Solution (PLS)
Solvent Extraction (SX)
"Rich"
Electrolyte
"Lean"
Electrolyte
Electrowinning (EW)
Cathodes

MAIN ELEMENTS

The investment provides for the construction of new copper production facilities, water supply, power supply/distribution and worker housing facilities and equipment, as follows:

- Leach Pad, lined and engineered for the leaching of ROM ores in a manner that will optimize copper recovery. Ultimate pad area will reach 4,900m in length by 2,000m in width. Ore will be stacked in 18m lifts to a final height of 126m.



Probable Sulphide Leach Pad Locations

PAD B1

PAD B2

- Solvent-extraction (SX) plant facilities located adjacent to the leach pad with capacity to handle solutions for an annual copper production rate of 330kt. This facility has been designed to utilize the capacities of both the new EW facilities as well as the existing oxide EW facilities.

- Electro-winning (EW) production facilities with an annual production capacity of 180kt of copper cathode. These facilities will be located adjacent to the existing 150ktpa oxide electro-winning plant.

- A sea water desalination plant located at the Port of Coloso with a 24 inch connecting pipeline and pumping stations with capability of delivering 500 litres per second of process water to the mine site. The distance from the port to the mine site is approximately 170 kilometers, going from sea level at the port to approximate altitude of 3,000 meters at the mine site.

- Two 16 km buried stainless steel pipelines required for the transfer of copper electrolyte solutions between the SX and EW facilities.

- Administrative and supply warehouse facilities, located near the SX plant, to provide operations support.

- Electrical power supply and distribution required for copper production and water supply operations. This includes a new 15 km transmission line from the New Zaldivar Substation to the mine site and a new substation located at the EW area.

- Employee and contractor camp facilities to accommodate an increased workforce. These include a new camp module at Villa San Lorenzo and three additional modules at Camp 2000.
- Additional mine haulage and support equipment to deliver ROM ores to the leach pad from the mines and enable consistent pad stacking. Initial equipment will include: 6 mine haul trucks, 1 track dozer, 1 rubber tire dozer, and associated spare parts.

EPCM CONTRACT

The project will be developed by Fluor Chile on an Engineering, Procurement and Construction Management (EPCM) contract basis whereby the work will be performed to achieve mechanical completion and final completion. The work will include engineering, procurement of equipment and materials, construction and installation, pre-commissioning, commissioning, testing and start-up. However, Escondida will be responsible for the procurement of the mine equipment (6 haul trucks, dozers, grader, etc.) and for the construction of the main haul road between the Escondida pit and the new leach pads.

CONSTRUCTION PERIOD AND PROJECT LIFE

The SLP will have a construction period of 25 months from EPCM award to first copper cathode production, and will achieve full production within 18 months of first production. Total project life is in excess of 25 years.

LOCAL HIRING

Fluor Chile has been advised that the owners prefer to hire locally from the north of the country as it was the case in the construction of Escondida Phase 4. The construction manning plan indicates a peak onsite workforce of 5,000.

DESALINATION PLANT

Project water will be supplied by a 500 litres per second desalination plant as there is no existing source with the capacity to provide the water required by the project. The desalination plant will be installed in the unused electrowinning building at Coloso, and will produce industrial quality water. The existing seawater intake sump, seawater intake pipeline and discharge pipeline will be upgraded for the project. The existing facilities such as storage tanks, pipe racks, and electrical rooms will be re-used or upgraded where possible.

The project will include a 170 kilometre, 24″ diameter carbon steel, fusion bonded epoxy lined, pipeline installed in the existing Escondida's right of way from Coloso to the mine site. This pipeline will discharge into the existing Los Colorados freshwater tanks.

POLITICAL ENVIRONMENT

Chile is currently undergoing a political debate around its mining investment and taxation framework. Since the start of operations Minera Escondida and its owners have paid in excess of US$1.7 billion in income taxes to Chile. Based on current reserves, the remaining life time for this operation is estimated at 40 years.

BHP Billiton has agreed to this further investment based on their long-term presence in the country, the confidence in the national political players ability to reach reasonable outcomes, the clarity of their rights as investors under the Chilean legal framework, and the fact that the project transforms material previously mined as waste into an economically valuable resource.

MARKETING

The country of Chile is located in a region of the world that makes shipment of copper cathode to all of the consuming regions of the world possible and economical. It is anticipated that cathode produced from the Sulphide Leach Project will be shipped to fabricators of copper, such as wire, rod and tube manufactures, in Asia, Europe, North and South America. Prices for this product will reflect those set by the major international commodity exchanges whilst premiums will be negotiated with buyers.

The additional exposure to the cathode market that this project provides, allows BHP Billiton better visibility to the true consumption of copper.

FORWARD-LOOKING STATEMENTS

The information in this report that relates to Ore Reserves is based on information compiled by Dr. Jonathan M. Gilligan Ph.D., B.Sc. (Hons), FGS, MAusIMM, who is a Member of the Australian Institute of Mining and Metallurgy and is a full time employee of Minera Escondida Ltda. Dr Gilligan has sufficient experience, which is relevant to the style and type of deposit and to the activity that he is undertaking to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Minerals Resources and Ore Reserve". The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which they appear.

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